                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB/A

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
               SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                         THE MAJESTIC COMPANIES, LTD.

                (Name of Small Business Issuer in its charter)

     ---------------------------------------- ---------------------------

     (State or other jurisdiction of (I.R.S. Employer Identification No.)
                        incorporation or organization)

                               Nevada 88-0293171

  ----------------------------------------- ---------------------------------

              (Address of principal executive offices) (Zip Code)

                      8880 Rio San Diego Drive, 8th Floor
                          San Diego, California 92108

          Issuer's telephone number, including area code 619-209-6077 Securities to be registered under Section 12(b) of the Act:

      Title of each class          Name of each exchange on which
      to be so registered          each class is to be registered
         None                               N/A
      --------------------------------- ----------------------------------

   Securities to be registered pursuant to Section 12(g) of the Act:
                         Common Stock, $.001 par value

   --------------------------------------------------------------------------
                               (Title of class)



On October 11, 1999, the Registrant had outstanding 26,834,070 shares of Common
           Stock, par value $.001 per share.
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                        ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

COMPANY OVERVIEW

     An investment in securities of The Majestic Companies, Ltd. is highly speculative and investors should carefully consider the risks set forth below and the risks described in the RISK FACTORS section beginning on page 15 of this Form 10-SB before investing in the Company's securities.

     The Majestic Companies, Ltd. was incorporated under the laws of the State of Nevada on December 3, 1992 under the name of Rhodes, Wolters & Associates, Inc. ("Rhodes"). In May 1998, Rhodes changed its name to SKYTEX International, Inc. ("SKYTEX"), and in December, 1998, merged with a Delaware corporation named "The Majestic Companies, Ltd." SKYTEX had no material operations during the period prior to this merger. The Majestic Companies, Ltd., the Delaware corporation SKYTEX acquired in the merger, had operations and formerly did business as "Majestic Motor Car Company, Ltd." and prior to that "Majestic Minerals, Ltd." As a part of the merger SKYTEX's corporate name was changed to "The Majestic Companies, Ltd." (hereinafter the Nevada post-merger corporation is referred to as the "Company"). Majestic Minerals, Ltd. was a British Columbia, Canada corporation that changed its name to Majestic Motor Car Company in April, 1997. Subsequent to the name change, in March 1998 Majestic Motor Car Company merged with and into The Majestic Companies, Ltd., the Delaware corporation SKYTEX acquired in December, 1998. The Delaware corporation had no prior material operations and was organized for the purpose of reincorporating under the laws of the state of Delaware.

     To consummate the SKYTEX merger, stockholders of the pre-merger Delaware corporation "The Majestic Companies, Ltd.", were issued one share of SKYTEX common stock with par value of $.001 for each one (1.00) share of common stock owned as of December 11, 1998, of the pre-merger Delaware Corporation "The Majestic Companies, Ltd."

     The Company engages in the business of manufacturing, leasing and selling modular structures such as classrooms, office buildings, medical facilities and telecommunication equipment shelters by its subsidiary, Majestic Modular Buildings, Ltd., and, the acquisition and lease of modular buildings by its subsidiary, Majestic Financial, Ltd. Additionally, the Company has developed and is in the process of marketing a school bus safety restraint device known as the SAFE-T-BAR(R) through its third subsidiary, Majestic Transportation Products, Ltd.

     The Company is a development stage company and therefore is subject to certain risks going forward including the risk of being unable to continue as a going concern. To date, the operations of the Company's business units have not generated sufficient earnings to cover the cost of operations. Therefore, the Company has incurred a net loss of; $301,952 for year end 1997 (audited), $2,373,288 for year end 1998 (audited) and $2,157,324 for the first nine months of 1999 (unaudited). To date, revenues have been generated from the manufacture and sale of Modular Buildings; $395,857 for year end 1998 (audited) and $2,172,325 for the first nine months of 1999 (unaudited), and from the leasing of modular classroom buildings owned by the Company; $117,876 for the first nine months of 1999. In order for the Company to continue as a going concern, it will be necessary to raise additional equity and or debt financing to cover the cost of future operations. There can be no assurance that the Company will be able to attain such additional financing on terms satisfactory to the Company.

     Also due to the fact that the Company is a development stage company, the management team has no direct operating experience in the manufacture of modular buildings prior to inception of modular construction operations by the pre-merger Delaware corporation, The Majestic Companies, Ltd. in April of 1998 and no direct prior operating experience in the safety transportation industry prior to development of the Company's transportation safety product by the pre-merger Delaware corporation, The Majestic Companies, Ltd. in the first quarter of 1998.


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BUSINESS OF THE COMPANY

MODULAR STRUCTURE PRODUCTS-GENERAL BACKGROUND

     The Company's core business is the manufacturing and sale or leasing of modular classrooms. The pre-merger Delaware corporation, The Majestic Companies, Ltd., began these operations in April of 1998. These classrooms are being sold and leased to California school districts as well as to third party dealers including G.E. Capital Modular Space, a division of General Electric. The Company's modular classroom structures are engineered and constructed in accordance with pre-approved building plans, commonly referred to as "P.C.'s" or "pre-checked plans", that conform to structural and seismic safety specifications adopted by the California Department of State Architects ("DSA"). The DSA regulates all California school construction on public land and the DSA's standards are believed to be more rigorous than the standards that typically regulate other classes of commercial portable structures. The Company also manufactures modular re-locatable structures for use as offices, temporary construction facilities, medical facilities and equipment bunkers for the cellular telecommunications industry. These structures are designed and manufactured to conform to Department of Housing (DOH) specifications.

MODULAR STRUCTURE PRODUCTS-CURRENT MARKET ENVIRONMENT

     Many of the school districts located within larger cities of the State are experiencing space restrictions for expansion. The State regulates the amount of open land required for each student enrolled in each school. Many of the most crowded schools are at their maximum land to building use ratio. In order for these schools to add modular classrooms and conserve their land use they must build compliant two story structures. The Company is currently attempting to obtain DSA approval for a clustered modular building that would comprise eight to ten classrooms in a two-story building.

     As a result of net enrollment increase in California schools and budgetary constraints experienced by the state, California public schools are among the most crowded in the nation. As the country's fastest growing State, California public classrooms have experienced class sizes averaging 35 students to one teacher. In an attempt to improve the quality of public education offered to the state's student population, California voters approved Proposition 1A. This bond measure provides $9.2 billion aimed at lowering the teacher to student class size ratio to 20 students per one teacher. The aim of the bond measure therefore is to provide funding for additional classroom space, teaching staff, and, curriculum.

     With the passage of this bond measure, Proposition 1A, classroom space became an issue. The public school system administrators were anxious to create a better learning environment for the students through the addition of extra classrooms. In the formula for class size reduction, California, therefore, earmarked money for the purchase of modular classrooms for each school district
that identified the need and presented a proposal to the State.   Once approved,
the State sends $35,000 per class to the individual school district for the purchase of each modular classroom. A 1976 State adopted Senate Bill (SB50) mandated at least 30% of all new classroom space added using State funds must be re-locatable unless re-locatable classrooms are not available, or, the terrain of the school property

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being utilized would make the use of re-locatable classrooms impracticable.
Proposition 1A, coupled with Senate Bill (SB50, has increased the demand for re-locatable modular classrooms.

     Recently approved public school bond measures to assist school districts in meeting classroom size reduction goals include: Prop. 1A and Prop. MM, which collectively provide an aggregate of over $10.7 billion to education facilities for programs to reduce class size, to relieve overcrowding, to accommodate student enrollment growth, to repair older schools and to obtain additional teaching staff.

     Since classroom staffing and curriculum development must be considered within the scope of bond measure funding, it is difficult to ascertain precisely the amount of funding these bond measures will allow school districts to utilize toward modular classroom acquisitions. These bond measures funds, nonetheless, provide school districts with a budgetary allowance to comply with classroom size reduction.

     Modular re-locatable classrooms cost significantly less and take much less time to construct and install than conventional school facilities. Currently, modular classroom space costs $30 per square foot, versus, $125 per square foot for traditional non re-locatable classroom construction. Also, their use permits a school district to relocate the units as student enrollments shift. Most importantly, the Company's modular products provide added flexibility to school districts in financing the costs of adding classroom space because modular classrooms are considered personal property that can be financed out of a district's operating budget rather than by Bond facility only. Although there can be no assurance, the Company believes these factors will continue to fuel the demand for modular re-locatable classrooms.

MODULAR STRUCTURE PRODUCTS-LEASING OPERATIONS

     The Company entered into an agreement in May 1999 to purchase a selected number of modular buildings currently under lease by several School districts in California from Custom Modular Structures, located in Pleasanton, California. The modular buildings, valued at approximately $200,000, were purchased in exchange for 390,000 Company shares of Common Stock. The lease contracts are for terms of between 12 and 46 months. At the end of the current contract term, the Company believes the modular buildings will have a residual value of $150,000. Presently, the Company has a total of 14 modular classrooms under lease to various school districts. Of the 14 modular classrooms under lease, 13 of these were leased in 1999, and, 1 was under lease in 1998. Although there can be no assurance, the Company hopes that given the present demand for modular buildings, the Company will have the opportunity to re-lease the buildings under essentially the same terms and conditions.

MODULAR STRUCTURE PRODUCTS-DEPENDENCE ON ONE OR FEW MAJOR CUSTOMERS

     During fiscal year 1999 the Company recognized approximately forty percent (40%) of its revenues from Cal-American Building Co., Inc.,("Cal-American"), a California corporation which subsequently filed a Chapter 11 bankruptcy and ceased operations.

     In April of 1998, Majestic Modular Buildings, Ltd., entered into a subcontract agreement with Cal-American Building Company, Inc., to manufacture an order of re-locatable classrooms for a client, GE Capital Modular Space. Also, at this time, Majestic purchased raw materials from Cal-American, and, obtained licensing rights from Cal-American to utilize its PC's (Plan Checks) for the manufacture of these units. The Company

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has obtained contracts from new customers that replace the revenues from Cal-
American, and does not expect the loss of Cal-American to materially, adversely affect the Company's operations.

MODULAR STRUCTURE PRODUCTS-MARKETING STRATEGY

     The Company has approached marketing of its modular structures in a common-sense, long-term fashion. The Company developed or obtained architectural plans that are or have been previously approved, obtained contracts with school districts for long-term orders, hired personnel with modular construction experience, and negotiated favorable terms with suppliers of construction materials and parts that the Company believes are favorable. In addition, the Company is designing a new multiple story clustered modular classroom structure for DSA review.

     Production output for 1998 was 35 units built and 12 units sold, in 1999 there were 70 units built and 53 units sold. At present, the Company's modular production capacity is capable of one (1) standard 24' x 40' unit per 1.5 days, giving it an annual production capacity of 240 units per year. The Company believes it can increase this capacity to 1 unit per day, or, 360 units annually with the addition of automation equipment, i.e., overhead cranes. The Company also plans on adding at least one additional manufacturing facility within one
(1) year to increase its current output capacity. The Company believes that this growth strategy is warranted to gain market share early and help ensure stability and profit margin for the long term.

     The goal of the marketing effort is to gain additional market share through a concentrated campaign of: direct contact with customers using in-house marketing representatives, a high visibility presence at modular industry trade shows, open bids, and print advertisements carefully placed in industry trade periodicals. Management believes that this comprehensive marketing plan will help establish the Company as a market leader in the construction of quality modular structures.

MODULAR STRUCTURE PRODUCTS-COMPETITION

     There are approximately 19 companies currently building modular structures in California. The largest of these companies, Modtech, Inc.("Modtech"), operates from multiple facilities located in Lathrop and Perris, California. Other primary competitors in California for modular structures include American Modular Systems and Design Mobile Systems. Outside of California, the Company's competitors include a number of publicly traded companies currently manufacturing pre-fabricated modular structures, and pre-fabricated housing. This industry group includes; Miller Business Systems (MBSI NASD), Nobility Homes (HOBH NASD), Cavalier Homes (CAV NYSE), Palm Harbor Homes (PHHM NASD) and Clayton Homes (CMH NYSE). All of these competitors have capital and other resources greater than the Company and could adversely impact the Company's marketing plans.

MODULAR STRUCTURE PRODUCTS-POTENTIAL ACQUISTIONS: WALDEN STRUCTURES INC.

     On September 29, 1999, the Company entered into preliminary discussions to acquire Walden Structures and Constructions, Inc. ("Walden"), a privately held manufacturer of modular structures primarily for use by commercial enterprises. The Company believes the addition of Walden's operations could add significantly to the Company's annual revenues and allow the Company to become more involved in manufacturing modular structures other than classrooms.

     No formal Letter of Intent outlining the price, terms, and timetable of the proposed acquisition has been executed and there can be no assurance that a transaction will be consummated with Walden.

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SAFETY RESTRAINT PRODUCTS-GENERAL BACKGROUND

     In the U.S. there are approximately 24,000,000 students transported daily to and from school utilizing approximately 440,000 school buses. Less than 20% of these buses have any type of occupant restraint. No federal requirement currently exists for requiring restraints to be installed on these school buses and this lack of federal regulation has resulted in five separate states (NY, NJ, FL, LA, CA)adopting their own occupant restraint regulations, three of which have just passed in 1999 (California, Florida & Louisiana), with over 20 states having planned or pending legislation. During the past five years New Jersey and New York have mandated two-point lap belts to be installed in all new school buses purchased and as a result more than 80% of the school buses in these two states now have seat belts. Although the law in these two states require the belts to be installed, there is no law mandating that the students wear them and while questioning officials from these areas, it was stated that the percentage of students voluntarily buckling up was well below 50%.

     The SAFE-T-BAR(R) is a passive restraint and one of it's main advantages is that it has an almost 100% use rate. The design requires the occupant to lift, sit and allow the bar to rest down in place and requires virtually no attention from the driver. The SAFE-T-BAR(R) is patent pending and has been designed to lock in the down position during the events that take place during a collision thus holding the occupant within the padded seating area.

     The cost to retrofit a school bus with the SAFE-T-BAR(R) is less than the cost to add seat belts, as the SAFE-T-BAR(R) does not require the seat to be changed. At the point of manufacture, the SAFE-T-BAR(R) cost is approximately the same as that of a lap-shoulder belt restraint although a lap-shoulder belt system reduces the typical three position seat to a two position seat resulting in the need to purchase additional buses and adding an additional financial burden.

     With 440,000 school buses in the U.S. and an average of 22 seats per school bus, this represents a potential market for 9.7 million restraints. Industry analysts predict the growth of the industry to continue at around 2% to 4% per year.(Industry statistics source: School Bus Fleet Magazine Annual Fact Book
1999).

SAFETY RESTRAINT PRODUCTS-SAFE-T-BAR(R)

     The Company has the exclusive manufacturing and marketing rights for an innovative new product known as the SAFE-T-BAR(R) that the Company's management believes has the potential to become a preferred solution for on-board school bus passenger restraint systems. The general product design, closely approximates the type of lap bar safety restraint systems commonly found on high velocity amusement park rides. The Company plans to produce and currently is marketing the product to school bus manufacturers and operators nationwide, including governmental agencies and school systems.

     As of March 3, 1999 the SAFE-T-BAR(R) completed and passed the full complement of testing required under FMVSS 222 & 302 (Federal Motor Vehicle Safety Standards) and is ready for market roll-out. The test results were delivered to the Company in a comprehensive fifty page report rendered by KARCO Engineering, a Federally approved collision testing facility located in Adelanto, CA. Now that all federal compliance testing milestones for the SAFE-T-BAR(R) school bus passenger restraint have been met, the Company is moving quickly into the Pilot Program stage of this new product on a state by state basis. Glenn Gruber, Marketing Director for Majestic Transportation Products, Ltd., is currently in talks with transportation officials and/or legislators in the States of Minnesota, New Jersey, Delaware,

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Florida, Illinois, Tennessee, New Mexico and New York that have requested information about the SAFE-T-BAR(R) passenger restraint system.

     The Company conducted its first pilot program with the Oceanside
(CA)Unified School District and recently completed the program on August 24, 1999. The program received high marks from the Transportation Staff as well as the many bus drivers who drove the SAFE-T-BAR(R)'s outfitted bus. The Company has not sold any SAFE-T-BAR(R)'s to date and has no existing contracts or orders to produce SAFE-T-BAR(R)'s.

SAFETY RESTRAINT PRODUCTS-SAFE-T-SEAT(TM)

     The Company is in the process of developing a new seat design for school buses, officially labeled the "SAFE-T-SEAT(TM)" restraint system. The Company envisions that the SAFE-T-SEAT(TM) will enhance students' safety in school buses and hopes to commence the marketing of SAFE-T-SEAT(TM) devices in the year 2000. The Company expects to release details of the new SAFE-T-SEAT(TM) design in the near future.


SAFETY RESTRAINT PRODUCTS-INTELLECTUAL PROPERTY RIGHTS

     SAFE-T-BAR(R). The Company has the exclusive right and license to manufacture and sell the SAFE-T-BAR(R) product under a Patent that is owned individually by Adrian Corbett, the Company's Vice President of Engineering. The license from Mr. Corbett is for a period of seven (7) years renewable for two(2) additional terms of five (5) years. The mark SAFE-T-BAR(R) is a trademark registered by the Company with the United States Patent and Trademark Office("PTO").

     SAFE-T-SEAT(TM). The Company's new proposed product SAFE-T-SEAT(TM) is the subject of a patent application currently pending with the PTO filed by Adrian Corbett and the Company has applied to register this mark with the PTO as a trademark.

SAFETY RESTRAINT PRODUCTS-AMOUNT SPENT ON RESEARCH AND DEVELOPMENT ACTIVITIES

     During the last two (2) fiscal years the Company has spent approximately $188,810.00 on research and development activities.

SAFETY RESTRAINT PRODUCTS-COMPETITION IN SCHOOL BUS SAFETY RESTRAINT INDUSTRY

     The Company's competition in the safety restraint products is with companies that produce different safety restraint devices for school buses such as Seat Belts. The Company has no knowledge of any other company that produces a lap bar restraint device similar to the SAFE-T-BAR(R).

     Most of the larger sized C & D type school buses currently rely on the concept of "compartmentalization" to ensure the safety of onboard passengers. This is a passive type of protection that is meant to contain the child within a structurally reinforced passenger compartment of padded high-back seats and crash barriers. There is no assurance that this "compartmentalization" approach will not continue to be the dominant approach in the school bus safety restraint industry or that one of the Company's safety restraint competitors will not succeed in marketing a competing product as the chosen lap belt solution.

     Further, there is no assurance that the federal government, the states, local governments, and/or school districts will not opt to use seat belts instead of the Company's SAFE-T-BAR(R) product to enhance school bus safety.

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     Companies such as Bus Belts Development, Indiana Mills, BESI and Kinedyne
are involved in the manufacturing of seat belts and are competitors of the Company.

THE MAJESTIC COMPANIES, LTD.-EMPLOYEES

     As of October, 1999, the Company has forty-four (44) employees, none of whom have entered into an employment agreement with the Company, other than the Company's President, Chief Executive Officer, and Director, Francis A. Zubrowski. The Company has no collective bargaining agreements covering any of its employees, has not experienced any material labor disruption and is unaware of any efforts or plans to organize its employees. The Company considers relations with its employees to be good.

YEAR 2000 COMPLIANCE

     BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year "2000" approaches and are commonly referred to as the "Millennium Bug" or "Year 2000 Problem."

     ASSESSMENT. The Year 2000 Problem could affect computers, software and other equipment used, operated or maintained by the Company. Accordingly, the Company is reviewing its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems will be Year 2000 compliant in a timely manner. However, while the estimated cost of these efforts is not expected to be material to the Company's financial position or any year's results of operations, there can be assurance to this effect.

     INTERNAL INFRASTRUCTURE. The Company believes that it has reviewed and assessed all of the major computers, software applications, and related equipment used in connection with its internal operations that would potentially require modification, upgrade, or replacement to minimize the possibility of a material disruption to its business. The Company's internal review of such systems did not identify any material Year 2000 Problem. If the Company had identified an exposure to the "Year 2000 Problem," Management currently estimates the total cost of internal reprogramming of its software products and the upgrading of purchased hardware and software would not be material. While this is management's best current estimate, items outside management's control relating to the "Year 2000 Problem" may impact the Company. The Company estimates the total cost to the Company of completing any required modifications, upgrades, or replacements of these internal systems would not have a material adverse effect on the Company's business or results of operations.

     SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operations of office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, and other common devices may be affected by the Year 2000 Problem.

     DISCLAIMER. The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The Company's Year 2000 compliance status and the level of incremental costs associated therewith, if any, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to

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modify proprietary software, and unanticipated problems identified in ongoing internal compliance reviews.

                      ITEM 2. MANAGEMENT'S DISCUSSION AND
                         ANALYSIS OR PLAN OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following Management Discussion and Analysis should be read in conjunction with the financial statements and accompanying notes included in this Registration Statement.

GENERAL

     Since its inception in Nevada in 1992, under the name Rhodes, Wolters & Associates, Inc., the Company has undergone a succession of developmental changes, ultimately bringing it to focus on its current operations carried out by three wholly owned subsidiaries. The manufacture and sale of re-locatable modular buildings by its subsidiary, Majestic Modular Buildings, Ltd., and, the acquisition and lease of modular buildings by the subsidiary, Majestic Financial, Ltd. Additionally, the Company has developed and is in the process of marketing a school bus safety restraint device known as the SAFE-T-BAR(R) through its third subsidiary, Majestic Transportation Products, Ltd.

     Rhodes, Wolters & Associates changed its name to SKYTEX International, Inc. in May 1998 and in December 1998 merged with the Majestic Companies, Ltd., a Delaware corporation that formerly did business as Majestic Minerals, Ltd. ("Majestic Minerals") and Majestic Motor Car Company. Majestic Minerals was incorporated under the laws of British Columbia, Canada in 1995. In April 1997 Majestic Minerals changed its name to Majestic Motor Car Company, Ltd. and in March 1998, to reincorporate under the laws of Delaware, Majestic Motor Car Company, Ltd. merged with and into The Majestic Companies, Ltd., a Delaware corporation created for that purpose. Subsequently, in December 1998, The Majestic Companies, Ltd. was merged with and into SKYTEX, which was the surviving corporation in the merger. As a part of the merger SKYTEX's name was changed to The Majestic Companies, Ltd., the name under which it now operates. Prior to consummation of the merger, SKYTEX had no material operations. The financial and other information contained in this Registration Statement therefore describes the operations of Majestic Motor Car Company and the pre-merger Delaware corporation The Majestic Companies, Ltd.

     In April of 1997 Majestic Motor Car Company, Ltd., entered into a Master Licensing agreement with World Transport Authority. The licensing agreement allowed Majestic Motor Car Company, Ltd., to market and sell micro-manufacturing facilities that were capable of producing a low cost, all composite vehicle, designed especially for use in Mexico and South America. After waiting nearly a year for completion of a prototype composite vehicle by World Transport Authority, and, not knowing when a production model would be completed, Majestic Motor Car Company, Ltd., determined that it was in its best interests to abandon the project. The licensing agreement was terminated in June of 1998 with the mutual consent of World Transport Authority and Majestic Motor Car Company, Ltd."

     The Company's manufacturing division, Majestic Modular Buildings, Ltd., which began operations in April of 1998 as a subsidiary of the pre-merger Delaware corporation, The Majestic Companies, Ltd., provides Department of State Architects (DSA), and, Department of Housing (DOH), certified modular buildings to public, private and commercial consumers throughout the State of California. Buildings are manufactured to meet customer specifications while complying with specifically

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licensed design plans known as PC's (Previously Checked-State plans). Typically, the market for DSA approved modular classrooms experiences a seasonal demand during the first four months of the calendar year when school districts prepare for the new school year later in the Fall. However, the Company's management believes recent legislation and statewide funding has resulted in a higher year-round demand to satisfy an increasing student population and statewide mandates. Majestic Modular Buildings, Ltd., is in the process of developing a two story modular classroom design that has been inspired by the need for schools to maximize the utilization of economic resources and limited lands available to them. The Company's management feels that the above need, as well as, state mandated classroom size reduction policies and statewide enhanced funding of nearly 11 billion dollars, will continue to substantiate the production and demand of modular classrooms for years to come.

     With the placement of its first single unit operational lease, Majestic Financial, Ltd. began operations in December of 1998. Its primary mission is to supply modular classrooms for lease to school districts. This is accomplished by directly providing modular classrooms for lease, or, through the acquisition of existing leased fleets from small to medium size entities. The focus is to establish an asset base that will continuously provide a turnover of revenue from the renewal of existing leases. Although Majestic Financial, Ltd.'s current fleet is only a modest fourteen units, Majestic Financial, Ltd., is seeking to augment its fleet while providing schools with limited budgetary resources the ability to obtain much needed classroom space under affordable lease terms.

     The SAFE-T-BAR(R) school bus safety restraint has been designed to fulfill a critical need in the area of school bus safety transportation. Majestic Transportation Products, Ltd.'s development of a safety restraint device similar to lap bars found on high velocity amusement park rides was designed to provide an effective passive restraint system for school buses. The SAFE-T-BAR(R), as the device is known, has passed a battery of computerized, sled, and federal testing requirements. The Company's management passive application of the device while in a 'down' position provides student riders an increased measure of security not found in conventional seat belts which have proven expensive to install, easily vandalized, and, not always utilized by the student rider. Currently, Majestic Transportation Products, Ltd., is aggressively marketing the SAFE-T-BAR(R) throughout the United States with emphasis being placed on the states with existing and pending legislation requiring safety restraints for school buses. A test program with a school bus retrofitted with the SAFE-T-BAR(R) in Oceanside, California has resulted in successful utilization of a pilot program.

     Beginning in 1998 with the start up of Majestic Modular Buildings, Ltd., the Company experienced a modest revenue flow along with the costs and growing pains of venturing into a new business. At the quarter ending September 30, 1999, the Company's modular division has posted an increase of 500% in sales compared to its total first year results. The Company desires to augment Majestic Financial, Ltd., lease fleet in a modest fashion and establish an asset base capable of generating a consistent stream of revenues to complement its modular manufacturing operations. Revenues generated by leases this year have been modest and have provided the Company with a source of liquid cash alternatives to fund operations. After two years of development and testing, the Company expects that Majestic Transportation, Ltd.'s extensive SAFE-T-BAR(R) marketing efforts will start resulting in its first revenues within the first quarter of year 2000.

     Although, the Company has experienced growth in revenues since the inception of operations in 1998, the Company has experienced losses in each year of its operations, and, there can be no assurance, that, in the future, the Company will sustain revenue growth or achieve profitability. The Company has identified several steps it feels will begin to move it toward profitability: (I) provide timely and adequate working capital for the modular division, (II) further automate the modular production process, which the Company has started with the purchase of an overhead crane system, (III) pursue volume purchase discounts for raw materials, (IV) capitalize on federal and state legislation requiring safety restraints on school buses, and, begin realizing sales from, Majestic Transportation Products, Ltd., marketing efforts, (V) continual improvement and development of safety restraint devices within the same transportation division, and, (VI) control all-around general overhead cost.

     Further, as a development stage company, purchasers of the Company's securities are subject to the risk that the Company will be unable to continue as a going concern. See Footnote O to the Financial Statements.

RESULTS OF OPERATIONS

     YEARS ENDED DECEMBER 31, 1998 AND 1997

     NET SALES. In fiscal year ending December 31, 1998, the Company achieved annual sales of $395,857. Net sales in 1997 were non-existent since the Company had not yet commenced operations, and/or, it was still in a research and development phase. The 1998 year end sales consisted primarily of the modular division sales which commenced operations in April of 1998. These sales comprised 99% of the year's total sales. Sales for this division were modest due to the fact that start-up and `growing' issues occupied the focus of this division in its first year. Furthermore, sales for the year were minimal as reflected by the modular division's attention to assembling a sales force toward the last quarter of the year. The remaining 1% of sales for 1998 was comprised of lease revenue from the Company's lease division, which had just commenced operations in December of 1998.

     COST OF SALES. Cost of sales for the modular division totaled $425,281 in 1998. This was primarily due to the fact the Company's modular division was in the process of establishing and improving its labor efficiency and materials acquisition during this start up year. In 1997 there was no cost of sales since the Company had not yet commenced operations, and/or, it was still in a research and development phase.

     RESEARCH AND DEVELOPMENT. Research and Development expenses in 1998 reached $191,687. These research and development expenses were primarily comprised of operations related to the development of the SAFE-T-BAR(R), which had just begun research in January of 1998. There were no research and development expenses in 1997.

     SELLING AND MARKETING. Selling and marketing expenses for 1998 were $144,044. The Company's corporate headquarters accounted for $90,000 of these expenses, $35,750 was within the modular division and the balance of $18,294 was a result of marketing within the transportation division. Total selling and marketing expenses increased slightly over 4 times to $144,044 in 1998 from $35,000 in 1997. The increase was a result of the Company's concentration on supporting its newly commenced operations.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased nine times to $1,987,527 in 1998 from $214,866 in 1997, due in part to management additions, re-location of both the current corporate headquarters and the modular division, accounting and legal costs related to the start up of the modular division, financing activities, and the amortization expense of a master license once held by the Company in 1997 to market an all composite vehicle internationally.

     OTHER EXPENSES. Other expenses decreased 63% from $52,086 in 1997 to $19,178 in 1998. This was due to the amortization expense of a master license that was obtained by Majestic Motor Car Company, Ltd. in 1997 to market an all composite vehicle internationally. In 1998 the master license agreement was terminated and expensed as described in the General and Administrative discussions above. Interest expense totaled $1,428 in 1998, a result of equipment financing for the modular division. There was no interest expense in 1997.

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

     NET SALES. Net sales for the nine months ended September 30, 1999 were $2,290,201, a 20.9 times increase from $109,506 in the same period in 1998. This increase was primarily due to an increase in modular product sales of $2,172,325 through September 1999, which increased 20 times from $107,640 in the same period in 1998. This increase was a direct result of a concerted sales effort beginning in the last quarter of 1998. Lease sales comprised $113,725 through September 30, 1999. There was no sales resulting from leases for the same period in 1998.

     COST OF SALES. Cost of sales increased 20.6 times to $2,072,429 through September 1999 from $100,494 in the same period 1998. The increase was attributable mostly to the Company's modular division, which posted an increase of 20.4 times to $2,055,762 from $100,494 for the same period in 1998. The Company's transportation division posted a total of $16,667 in royalty fees through September 1999. There was no royalties paid for the same period in 1998. Gross profit percentage increased to 10% from a negative (7%) in 1998.

     RESEARCH AND DEVELOPMENT. Research and Development expenses increased 45% to $198,043 through the period September 1999 from $136,847 in the same period 1998. The increase resulted primarily from additional consulting fees and other costs related to ongoing development projects.

     SELLING AND MARKETING. Selling and Marketing expenses increased 43% to $165,993 through the period September 1999 from $116,033 in the same period 1998. The increase was a result of the Company's overall operational expansions and concerted efforts to market its products.

     GENERAL AND ADMINISTRATIVE. General and Administrative expenses increased 37% to $1,959,840 through the period September 1999 from $1,428,326 in the same period 1998. This was partly due to an increase in consultant, managerial, and professional compensations, financing activities, and, an increase in product insurance coverage and rent factors.

     OTHER EXPENSES. Other expenses increased 67% to $27,242 for the period ending September 1999 from $16,278 in the same period 1998. This was primarily due to an increase of depreciation and amortization expenses resulting from the acquisition of additional capital assets. Interest expenses increased twenty-eight folds to $23,979 for the period ending September 1999 from $828 in the same period 1998. Interest expense was primarily a result of repayment of debt acquired in 1999.

     THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

     NET SALES. Net sales for the three months ended September 30, 1999 were $647,471, a six-fold increase from $109,506 in the same period ending 1998. The sales consisted of $554,910 in modular product sales for the three periods ending September 1999, compared to $109,506 for the same period in 1998, a five-fold increase. The increase is directly attributable to a structured sales effort by the modular division. The Company's leasing division accounted for $90,025 in period sales for 1999. There were no lease sales in the same period 1998. A total of $70,369 of this period's lease sales were a result of the Company selling off future revenue streams from a portion of its lease fleet.

     COST OF SALES. Cost of sales for the three months ended September 30, 1999 totaled $497,670, a five-fold increase from $100,494 in the same period ending 1998. The cost of sales increased for the modular division in that period five-fold to $483,503 in 1999 from $100,494 in the same period ending 1998. The Company's transportation division experienced a total of $5,555 in royalty expenses for this period. There was no royalty expense for the same period in 1998. The leasing division experienced $8,612 in cost of sales for this period in 1999. There was no leasing division cost for the same period in 1998. Gross profit percentage for this period increased to 23% in 1999 from 8% in the same period last year. The period's gross profit was affected by the period sale of future revenue streams from the leasing division.

     RESEARCH AND DEVELOPMENT. Research and Development expenses increased by 49% to $76,014 for the three-month period ending September 30, 1999, from $51,115 in the same period in 1998. This was primarily a result of the transportation division continuing improvement of the SAFE-T-BAR(R) as well as the development of a new product, the SAFE-T-SEAT(TM), a product incorporating the features of the SAFE-T-BAR(R) on an original seat design.

     SELLING AND MARKETING. Selling and marketing expense increased by 48% to $60,331 for the three months period ending September 30, 1999, from $40,677 in the same period in 1998. The increase in expense is largely attributable to the modular and transportation divisions marketing of their products in 1999.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 25% to $736,222 for the three-month period ending September 30, 1999, from $584,061 in 1998. This was largely the result of increases in operational overheads and corporate financing activities.

     OTHER EXPENSES. Other expenses increased 86% to $10,230 for the three months period ending September 30, 1999, from $5,502 in the same period 1998. This was primarily due to depreciation expense from the modular division's acquisition of capital equipment in the period ending 1999. Interest expense increased for the period 15.8 times to $11,516, from $729 in the same three-month period ended 1998. The interest is largely attributable to repayment of debt financing and loans.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has largely financed its operations through private placements of common and preferred stock, raising net proceeds of approximately $2.5 million from sales of these securities. Additionally, the Company has raised approximately $1 million through a Section 504 offering in 1999. From December 31, 1997 through September 30, 1999, the Company has invested approximately $686,582 (net of accumulated depreciation) in leasehold improvements, plant and office equipment to support its developmental, production and administrative activities. An additional $91,996 has been invested into licenses of trademarks and PC's. The Company anticipates no other material commitments in the near term future.

     The Company's principal sources of liquidity are short and long term debt financing, of which $615,039 remains outstanding as of September 30, 1999. Other credit facilities of $1,250,000 for Majestic Modular Buildings, Ltd., and, $2,000,000 for Majestic Transportation Products, Ltd. were intended for working capital use, but subsequently became unavailable due to the fact that the lending source ceased operations and became inactive. Additionally, the Company has recently obtained lines of credit totaling $1 million dollars, which will become available in November of 1999.

     The loss of Cal-American Building Company, Inc., as a major customer did not materially affect Majestic Modular Buildings, Ltd.'s, sales or market development. Majestic has focused the development of modular sales directly with end users, i.e., school districts or modular dealers, versus, subcontracting work from modular manufacturers.

RECENT ACCOUNTING PRONOUNCEMENTS

     During 1997, the Company adopted the disclosure requirements under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) Accounting for Stock-Based Compensation. See Note 1 in the Consolidated Financial Statements of the Company, included in this Report on Form 10-SB, for the full disclosure. In 1997, the Company was required to adopt Statement of Financial Accounting Standards No. 121 (SFAS No. 121) Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed, which prescribes accounting and reporting standards when circumstances indicate that the carrying amount of a long-lived asset may be not recoverable. SFAS No. 121 had no impact on the Company's financial statements.

     The Company adopted Statement of Financial Account Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") in the year ended December 31, 1998. SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Registration Statement on Form 10-SB contains forward-looking statements consisting of any statement other than a recitation of historical facts that are identified by words such as "may", "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to, those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the Company's ability to maintain the exclusive right and license to use the Patent owned by Adrian Corbett; those risks associated with the Company's ability to successfully negotiate with certain customers, risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of the Company to raise the funds necessary to operate, design, develop, construct, and manage modular classrooms, risks related to the outcome of Cal-American's Chapter 11 bankruptcy proceeding because Cal-American has been one of the Company's primary customers; those risks involved in lobbying the appropriate governmental units or agencies in California or elsewhere to allocate funding to school districts to purchase or lease modular classrooms; associated costs arising out of the Company's activities and the matters discussed in this report; risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic laws, regulations and taxes; risks related to changes in business strategy or development plans; risks associated with future profitability; and other factors discussed elsewhere in this report and in documents filed by the Company with the Securities and Exchange Commission. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration on Form 10-SB will, in fact, occur. The Company does not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances and other factors discussed elsewhere in this report and the documents filed or to be filed by the Company with the Securities and Exchange Commission.

                                 RISK FACTORS

     The securities of the Company are speculative, involve a high degree of risk and immediate substantial dilution to the public investors, and should not be purchased by persons who cannot afford to lose their entire investment. Prospective investors should consider carefully the following risk factors inherent in and affecting the Company's business and the Offering, as well as all other information set forth in this Form 10-SB, before they invest in the Company's Securities.

QUARTERLY FLUCTUATIONS AND SEASONALITY OF OPERATING RESULTS COULD ADVERSELY AFFECT VALUE OF STOCK

     Operating results may fluctuate on a quarterly basis due to a variety of factors, including the cycles of orders, shipment of products from suppliers, the number and timing of new product introductions, the timing of operation and advertising expenditures, weather, the year end purchasing cycle, and other factors. The Company believes that factors such as fluctuations in the quarterly operating results could affect the value of the Company's stock.

LIMITED SAFETY PRODUCT DEMAND AND ACCEPTANCE OF SAFE-T-BAR(R) SYSTEM COULD ADVERSELY AFFECT THE COMPANY'S OPERATIONS

     Management believes that demand for the Company's SAFE-T-BAR(R) product will depend in part, upon the continued interest in improving safety on public and private bus transportation. There are no assurances that current trends towards passenger safety will continue. Even if such trends continue, there are no assurances that the Company's products will find acceptance with purchasers and operators of school bus fleets, or if accepted, that such acceptance will continue. While the conclusions reached by the Company's limited market research have been favorable, there are no assurances that actual operating results will reach the levels indicated by such research.

DEPENDENCE ON CERTAIN CUSTOMERS AND LACK OF LONG-TERM SUPPLY CONTRACTS WITH CUSTOMERS COULD ADVERSELY THE COMPANY'S OPERATIONS

     Although the Company sells its products both through distributors and directly to end users, it relies significantly on relationships with several customers. The Company does not have any long-term supply agreements with any of its customers. The loss of any of these customers could adversely affect the Company's profitability.

     During fiscal year 1999 the Company recognized approximately forty percent (40%) of its revenues from Cal-American Building Co., Inc.,("Cal-American"), a California corporation which subsequently filed a Chapter 11 bankruptcy and ceased operations. Management of the Company has obtained new customers to replace the Cal-American revenues, and although there can be no assurance, does not anticipate the loss of Cal-American to have a material adverse effect on the Company.

SIGNIFICANT INDEBTEDNESS COULD ADVERSELY IMPACT COMPANY'S BUSINESS

     The Company has incurred substantial short-term indebtedness and long-term indebtedness which aggregated $228,139 and $386,900 respectively as of September 30, 1999. Funds generated by the Company's operations have been sufficient to pay the interest on its short-term and long-term indebtedness. There can be no assurance, however, that the Company will be able to pay the principal due on its short-term and long-term indebtedness.

DEPENDENCE ON CERTAIN SUPPLIERS AND LACK OF LONG-TERM CONTRACTS WITH SUPPLIERS COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS

     Although the Company has a favorable relationship with its suppliers, marketplace variants such as a bankruptcy, strike, liquidation, acquisition or merger, war, civil unrest, and atmospheric and other weather-related phenomenon could disrupt these relationships at any time. The Company currently has no long term supply agreements to control costs and assure availability of inventory. Historically, the Company has generally been able to obtain its inventory without significant difficulty or delay. There have, however, been times when the Company was forced to pay a premium for inventory in short supply and has experienced occasional delays. Any significant changes in supply, including increased costs, could adversely affect planned growth. The Company has not experienced any such significant changes in supply or increased costs, other than the moderate effect of changes in the exchange rate of foreign currencies against the U.S. dollar, and does not anticipate significant difficulty regarding these matters.

GOVERNMENT REGULATIONS COULD ADVERSELY IMPACT COMPANY'S BUSINESS

The Company's design, manufacturing, and construction activities are subject to various federal, state, local and foreign laws and regulations designed to protect the environment from waste emissions and the handling, treatment and disposal of solid and hazardous wastes, as well as California, Federal and other state regulations governing the design and construction of classroom and other modular structures, and transportation safety devices. Although the Company believes that it is and has been in substantial compliance with all such laws, ordinances and regulations applicable to these operations, there may be liabilities or conditions associated with such activities of which the Company is not aware. Accordingly, there can be no assurance that future compliance with such requirements will not have a material adverse effect on the Company's financial condition and operations.

     The Company is also subject to the Federal Occupations Safety and Health Act and other laws and regulations affecting the safety and health of employees and the Fair Labor Standards Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. The Company is also subject to various state and local building codes and licensing requirements. Management of the Company believes the Company has obtained all necessary licenses and permits and that the Company is in substantial compliance with applicable federal, state and local laws and regulations.

LIABILITY INSURANCE MAY NOT BE ADEQUATE

     The Company is and may be subject to product liability claims arising out of the use of the Company's products. In addition, the Company is and may be subject to other liability resulting from its day to day operations, including claims for negligence and environmental liability. On April 20, 1999, the Company procured general liability, automobile and property insurance coverage with limits in the respective amounts of $1,000,000 ($10,000,000 umbrella), $1,000,000, and $2,250,000 ($5,000,000 umbrella). If not renewed, these coverages are scheduled to expire on April 20, 2000. Although management of the Company believes these coverage limits to be adequate, there can be no assurance that these limitations are adequate or that the coverage will continue to be available at affordable rates.

STATES OTHER THAN CALIFORNIA MAY NOT APPROVE THE COMPANY'S EXISTING MODULAR STRUCTURES

     Currently, the Company's modular classroom structures used in various California school districts have been approved by the State of California.

     There is no guarantee or assurance that other states will approve the form, composition, size, specifications, materials or components of the Company's modular classroom or other structures that have already been approved in California. If other states require the Company to modify the Company's basic modular classrooms or other structures used in California, the Company could incur substantial costs to make these classrooms and/or other structures comply with other states laws and building codes. The incurring of such costs could significantly, adversely affect the Company's profitability, revenues and operations.

REDUCED LABOR AVAILABILITY AND EMPLOYEE RELATIONS COULD ADVERSELY IMPACT THE COMPANY'S BUSINESS

Currently skilled and unskilled labor is reasonably available in California, but additional light industry moving to the area could reduce these labor pools. Furthermore, there can be no assurance that the unskilled work force currently available will be trainable as employees for the Company that such labor will remain available. Any increase in the competition for employees could have a significant adverse effect upon both the availability and the price of skilled and unskilled labor.

     The Company currently believes its employee relations are good. Currently, none of the Company's employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a materially adverse effect on the Company until normal operations resume.

DILUTION COULD ADVERSELY AFFECT VALUE OF STOCK AND PERCENTAGE OF STOCK
OWNED

     The Company has Warrants and stock options outstanding that could result in the issuance of 1,270,000 shares of Common Stock. To the extent such shares are issued, the percentage of Common Stock held by existing Company common stockholders will be reduced. Under certain circumstances the exercise of any or all of the Warrants or stock options might result in further dilution of the net tangible book value of the existing Company stockholders' shares. For the life of the Warrants or stock options, the holders thereof are given, at nominal cost, the opportunity to profit from a rise in the market price of the Common Stock, if any. The holders of the Warrants or stock options may be expected to exercise them at a time when the Company may, in all likelihood, be able to obtain needed capital on more favorable terms. In addition, there can be no assurance that future sales of Company stock will not result in further dilution to existing Company common stockholders, which future sales may be made at the discretion of the Company's Board of Directors.

FUTURE SALES PURSUANT TO RULE 144 MAY DEPRESS MARKET PRICE OF COMMON STOCK

     Approximately 15,350,555 shares of the Company's Common Stock presently outstanding are "restricted securities" that may be resold under Rule 144 promulgated under the Securities Act of 1933, as amended. In general, under Rule 144 a person who has satisfied a one (1) year holding period may, under certain circumstances, sell shares of Common Stock subject to sales volume restrictions. Rule 144 also permits the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two (2) year holding period without any volume limitation. Sales of these shares of Common Stock under Rule 144 may have a material adverse effect on the market price and liquidity of the Common Stock thereby affecting a public investors ability to resell shares of the Company and the price at which such shares can be resold.

UNCERTAINTY OF GOVERNMENT FUNDING TO SCHOOL DISTRICTS FOR PURPOSES OF PURCHASING OR LEASING MODULAR STRUCTURES IN CALIFORNIA OR ELSEWHERE COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS

     The Company has historically relied on the financial ability of various school districts to purchase or lease the Company's modular classrooms. Since the school district's source of funding originates from the government or various state bonds, there is no guarantee that the government or state bonds will continue to be available to provide the funding necessary for the school districts to purchase or lease the Company's modular classrooms.

UNCERTAINTY THAT SCHOOL DISTRICTS WILL CONTINUE TO PURCHASE OR LEASE MODULAR RELOCATABLE STRUCTURES OVER MORE FIXED, PERMANENT STRUCTURAL ALTERNATIVES COULD ADVERSELY IMPACT THE COMPANY'S BUSINESS

     Although the Company believes the conditions affecting the market for modular buildings to be favorable, there is no assurance that individual school districts will opt to purchase or lease the Company's modular re-locatable classrooms over more fixed, permanent structural alternatives.

UNCERTAINTY OF PROTECTION OF PATENTS, LICENSES, TRADE SECRETS AND TRADEMARKS COULD ADVERSELY IMPACT THE COMPANY'S BUSINESS

     The Company is the exclusive licensee for a patent related to its SAFE-T-BAR(R) product. The Company's success depends, in part, on its ability to maintain the exclusive right and license to manufacture and sell the SAFE-T-BAR(R). There can be no assurance that the Patent License Agreement between the Company and

Adrian Corbett will continue in full force and effect. If the Patent License Agreement was to be terminated, or the patent for the SAFE-T-BAR(R) cancelled for any reason, the Company's prospects could be adversely affected.

     There is also no assurance that Adrian Corbett will be able to obtain a patent on the "SAFE-T-SEAT(TM)" product, or that the Company will be successful in obtaining the exclusive right and license to use the "SAFE-T-SEAT(TM)" product from Mr. Corbett.

LIMITED PUBLIC MARKET OR POSSIBLE VOLATILITY IN STOCK PRICES AND PENNY STOCK RULES COULD ADVERSELY AFFECT VALUE OF STOCK

     There has, to date, been no substantial, consistent, public market for the Company's Common Stock, and there can be no assurance that a substantial, consistent, public market will develop or, if developed, that it will be sustained. Although the Company's Common Stock has been traded on the OTC Bulletin Board, the trading has been sporadic without significant volume. Moreover, the over-the-counter markets for securities of small companies such as the Company historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the Company's industry and the investment markets, and economic conditions generally, as well as quarterly variation in the Company's results of operations, may adversely affect the market price and trading volume of the Company's Common Stock. In addition, the Company's Common Stock is subject to rules adopted by the Securities and Exchange Commission regulating broker-dealer practices in connection with transactions in the Company's Common Stock because of the added disclosure requirements.

LIMITED OPERATING HISTORY AND LACK OF PROFITABILITY COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS

     The Company commenced its operations in 1992. Since that date, the Company's operations have not been profitable. There can be no assurances that the Company will be successful in increasing its revenues or developing profitable operations in the future. Results of operations in the future will be influenced by numerous factors including increases in expenses associated with growth, market acceptance of the Company's "SAFE-T-BAR(R)" product and "SAFE-T-SEAT(TM)" product, competition, the ability of the Company to control costs and development of its plan of business. There can be no assurance that revenue growth or profitability on a quarterly or annual basis can ever by obtained. Additionally, the Company will be subject to all the risks incident to a developing business with only a limited history of operations. Prospective investors should consider the frequency with which relatively newly developed and/or expanding businesses encounter unforeseen expenses, difficulties, complications and delays, as well as such other factors as the possibility of competition with larger companies.

EFFECT OF INTEREST RATE CHANGES COULD ADVERSELY AFFECT THE COMPANY'S
BUSINESS

     The Company is exposed to the impact of interest rate changes. Such exposure to market risk is inherent in certain of the Company's financial instruments which arise from transactions entered into in the normal course of business.

LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS

     The success of the Company is dependent upon the experience and abilities of its senior management. Key senior management include: Francis A. Zubrowski, Lawrence W. Holland, Adrian P. Corbett, Alejandro V. Tovar, Michael F. Hecker and

Clayton S. Chase all of whom are full-time and work a standard 40 hour plus weekly work schedule. There is significant competition in the Company's industry for qualified personnel, and there can be no assurance that the Company will be able to retain its existing personnel or recruit new personnel to support its marketing objectives, goals and plans.


                        ITEM 3. DESCRIPTION OF PROPERTY

     The Company's principal executive and administrative offices are located in San Diego, California at 8880 Rio San Diego Drive, 8th floor, San Diego, California 92108 ("Executive Offices"). The Company leases the Executive Offices from Mission Valley Business Center LLC at a monthly rental of $5,361.00 for a term scheduled to expire June 30, 2000. The Company considers the Executive Offices to be adequate and suitable for its current needs.

     The Company's subsidiary, Majestic Modular Buildings, Ltd., leases property at 320 9th Street, Modesto, California from Berberian Farms Corporation at a monthly rental of $12,500.00 for a term scheduled to expire April 30, 2003 ("Modesto Property"). The monthly rental for the Modesto Property will increase to $13,500.00 in December 1999, $14,500.00 in December, 2000, $15,000.00 in
December 2001, and $15,500.00 in December 2002. The Company considers the Modesto Property to be adequate and suitable for its current needs.

                     ITEM 4. SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

     The following tables set forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 11, 1999 by (i) each person (or group of affiliated persons who to the knowledge of the Company is the beneficial owner of five percent or more of the Company's outstanding shares of Common Stock, (ii) each director and each Named Executive Officer (as defined in Part I Item 6 of this Form 10-SB) of the Company and (iii) all directors and executive officers of the Company as a group. Except as otherwise noted, the Company believes that the persons listed in this table have sole voting and investment power respecting all shares of Common Stock owned by them.

Security Ownership of Certain Beneficial Owners
---------------------------------------------------------------------------------------------
          (1)                     (2)                       (3)                  (4)
    Title of Class        Name and Address of       Amount and Nature of   Percent of Class
                            Beneficial Owner          Beneficial Owner
---------------------------------------------------------------------------------------------
Common                       None                          -                     -
---------------------------------------------------------------------------------------------

Security Ownership of Management
---------------------------------------------------------------------------------------------
          (1)                    (2)                          (3)                 (4)
    Title of Class        Name and Address of       Amount and Nature of       Percent of
                           Beneficial Owner           Beneficial Owner           Class
---------------------------------------------------------------------------------------------
Common              Francis A. Zubrowski (1)(2)         1,193,578                4.45%
                                                        Common Shares
---------------------------------------------------------------------------------------------
Common              Ralph D. Morren, Jr. (2)            150,000                  0.55%
                                                        Common Shares
---------------------------------------------------------------------------------------------
Common              Paul S. Hewitt (2)                  0 Common Shares          0.00%
---------------------------------------------------------------------------------------------

(1) Does not include 250,000 shares which could be obtained upon exercise of nonstatutory stock option for years 1999, 2000, 2001, 2002, and 2003.

(2) The Business address of each director and Named Executive Officer listed above is the Company's corporate address, 8880 Rio San Diego Drive, 8th floor, San Diego, California, 92108.


          ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The following table sets forth certain information as of the date of this Registration Statement with respect to the directors and executive officers of the Company. A summary of the background and experience of each of these individuals is set forth after the table. The executive officers serve at the discretion of the Company's Board of Directors. All employees are full time and work a standard 40 plus hour work schedule.

-----------------------------------------------------------------------------------------------------------------
               Name                   Age                          Position with the Company
-----------------------------------------------------------------------------------------------------------------
Francis A. Zubrowski                  64                    President, Chief Executive Officer, Director
-----------------------------------------------------------------------------------------------------------------
Adrian A. Corbett                     37                    Vice President of Engineering
-----------------------------------------------------------------------------------------------------------------
Ralph D. Morren, Jr.                  43                    Director
-----------------------------------------------------------------------------------------------------------------
Lawrence W. Holland                   32                    Vice President of Sales and Marketing
-----------------------------------------------------------------------------------------------------------------
Michael F. Hecker                     51                    Vice President Manufacturing
-----------------------------------------------------------------------------------------------------------------
Alejandro V. Tovar                    41                    Secretary, Controller
-----------------------------------------------------------------------------------------------------------------
Clayton S. Chase                      41                    Vice President of Investor Relations
-----------------------------------------------------------------------------------------------------------------
Paul S. Hewitt                        47                    Director
-----------------------------------------------------------------------------------------------------------------

FRANCIS A. ZUBROWSKI - Mr. Francis A. Zubrowski is the President and Chief Executive Officer of The Majestic Companies, Ltd. Mr. Zubrowski has over 39 years of senior management experience and has served as a managing director of The Owen Stringfellow Ltd. ("Owen Stringfellow"), a Baltimore based consulting firm with offices in New York, Connecticut and Massachusetts. Owen Stringfellow provides services in relation to mergers and acquisitions, debt restructuring, public offerings and turn-around situations. Prior to joining Owen Stringfellow, Mr. Zubrowski was Chairman and Chief Executive Officer of Consolidated Industries, a New England based group in the chemical manufacturing and heavy equipment industries. He has also worked with Bethlehem Steel, U.S. Steel and Union Carbide operating mining and transportation companies. He represented Kaiser-Roth Industries on the New York Stock Exchange. Mr. Zubrowski holds a Bachelors degree in Theology from Fordham University and a Masters in Business Administration from New York University.

RALPH D. MORREN, JR. - Mr. Morren is a director of the Company and was the Company's President from May, 1998 through December, 1998. Mr. Morren is a Director of the Company serving since May 22, 1998 and has over 17 years of managerial and operational experience in both domestic and international businesses. From 1994 to 1998 Mr. Morren was the President/CEO of Morren/Laurin Marketing, LLC, President CEO of Morren Laurin, LLC and President/Chairman of Creation Homes, Inc. Responsibilities with these businesses have included the day to day management of corporate affairs and operations and planning implementation, identification, acquisition and development of company objectives. Mr. Morren has been the Chief Executive Officer of several companies specializing in Custom Homebuilding, Real Estate Sales and Marketing, and Management Asset Evaluation Services. Mr. Morren has extensive expertise in organizing and technically analyzing project management's optimal critical paths. Mr. Morren was the President of SKYTEX International, Inc.

ALEJANDRO V. TOVAR - Mr. Alejandro V. Tovar has served as the Company's secretary and controller since December 23, 1998. With several years experience as a management accountant, controller and manager with Bonaventure Minerals, Inc., a California corporation, and Grana Baja, S.A. de C.V. a Mexican corporation, Mr. Alejandro V, Tovar controls a wide range of business functions involving the daily and strategic administrative activities of the Company. Mr. Tovar was also an audit supervisor for Doubletree Hotels and a branch manager for Norwest Financial in Southern California. Mr. Tovar has extensive tax preparation education and experience having worked both with H&R Block and as an independent tax preparer. He served as a captain in the United States Marine Corps in which he specialized in artillery and logistics. Mr. Tovar is fluent in Spanish and has maintained an in depth knowledge of Mexican business and accounting practices. Mr. Tovar attended the University of California, San Diego, where he received a Bachelors degree in Biology and Certificate of Accounting. He received his Masters degree in Business Administration from National University and was recognized with a University Leadership Award.

CLAYTON S. CHASE - Mr. Clayton S. Chase has served as Vice President of Investor Relations of the Company since April, 1999 and has been employed by the Company since 1998. Mr. Chase has nearly ten (10) years experience in representing and raising capital for both public and private companies. He passed the NASD Series 7 registered representative exam in 1987. Mr. Chase headed the Arete' Design Group, a company that designs and markets audio accessories from 1994 to 1998. He was responsible for the identification and certification of a manufacturer in Tecate, Mexico, which mass produced these audio accessories. Mr. Chase graduated from the University of Colorado with a B.S. in Engineering Design and Economic Evaluation. He has served as an account executive for several businesses including: ROYALE SECURITIES (public) and MOA INVESTMENT CORP. (private), both located in San Diego, CA. MOA INVESTMENT CORP. acted as the General Partner in Limited Partnership syndications that purchased mostly all-cash real estate properties in the hospitality industry and ROYALE SECURITIES acted as the General Partner in Limited Partnership syndications that purchased and developed oil and natural gas reserves.

LAWRENCE W. HOLLAND - has served as Vice President of The Majestic Companies Ltd. since December 23, 1998. Mr. Holland has over ten (10) years in sales and marketing as an owner of Pinnacle Trading Company, a company which conducts commerce primarily with Mexico and Central American. He has served as a Senior Account Executive at Physicians Capital Company, and First Nationwide Investment Center from March, 1993 to September, 1996. His most recent project was a direct sales program for Collegiate Sports of America. Mr. Holland received his Bachelor of Science in Business Administration with an emphasis in Finance from San Diego State University. His graduate studies include a Professional Degree in International Business, with an emphasis in Mexican and Latin American Trade, from the University of California, San Diego.

ADRIAN P. CORBETT - Mr. Adrian P. Corbett has been the Company's Vice President of Engineering from April, 1998 to the present and has served as President, Vice President and Director of the Company's subsidiary, Majestic Transportation Products, Ltd. He is also the inventor of the SAFE-T-BAR(R) bus seat safety restraint product. Mr. Corbett has an extensive background in automotive and mechanical design work. He served as Program Manager for Santa Barbara based ASHSA Corporation in which he was responsible for concept to production of a third world public transit bus development program. As an engineering planner for Lockheed Space Operations at Vandenberg Air Force Base from February, 1984 to October, 1986, Mr. Corbett's responsibilities included coordinating management, engineering, logistics and operations personnel for launch construction schedules. He received his education in Aerospace at Northrop and Arizona State University.

MICHAEL HECKER - Mr. Michael Hecker has served as Vice President of Manufacturing of the Company since December 23, 1998. He has a background in the construction industry as well as over twenty-seven (27) years experience in product development, production control and manufacturing. Mr. Hecker's background in construction began with his early involvement in the family roofing contractor business until joining the Navy where he attended the U.S. Naval Construction School in Port Hueneme, California in 1966. Upon graduation Mr. Hecker was assigned as a Heavy Builder to U.S. Mobile Construction Battalion Eleven. He spent two tours, attached to the 3rd Marine Division, in Vietnam building storage facilities, mess halls, bunkers, medical facilities and airstrips from 1967 through 1968. After leaving the military service, Mr. Hecker focused on remodeling homes and was Project Manager for several public utility construction contracts in the Southern California area. Mr. Hecker joined Industrial Automation Corporation in 1970. He served as both Engineering and Production Manager and was responsible for the development and manufacturing of equipment for automated packaging lines. He worked closely with such customers as Coca-Cola, Procter & Gamble, Lever Brothers, Labatts Breweries and was instrumental in the design, manufacturing and installation of the first Pepsi-Cola plant in China. When Industrial Automation Corporation was purchased by Figgie International, Mr. Hecker became General Manager of Research & Development for the Packaging Machinery Division.

PAUL S. HEWITT - Mr. Hewitt has served as Executive Director of the National Taxpayers Union Foundation ("NTUF") from 1990 to present. The NTUF has been one of Washington's most effective and widely publicized research and public education programs, focusing on policy issues ranging from demographics and interest group behavior to health care, budget process and Social Security reform. From 1988 to 1989 Mr. Hewitt served as Corporate Development Consultant for New Century Petroleum in which he assisted in raising $1.3 million in seed capital from private investors. Mr. Hewitt has also served as a Professional Staff Member and Staff Director on the U.S. Senate Subcommittee on Inter-Government Relations. Mr. Paul Hewitt graduated from the University of Berkeley with a B.A. in Economics. He received a Masters of Public Administration from American University in Washington, D.C.

                        ITEM 6. EXECUTIVE COMPENSATION

    The following table sets forth certain information relating to the compensation paid by the Company during the last three (3) fiscal years to the Company's Chief Executive Officer ("Named Executive Officer")(1). No other executive officer of the Company received total salary and bonus in excess of $100,000 during the fiscal year ended December 31, 1998.

SUMMARY COMPENSATION TABLE
--------------------------


---------------------------------------------------------------------------------------------------------------------------
                            Annual        Compensation                      Award                   Pay-outs
---------------------------------------------------------------------------------------------------------------------------

  (a)         (b)       (c)          (d)            (e)            (f)          (g)           (h)             (i)
---------------------------------------------------------------------------------------------------------------------------
Name         Year     Salary ($)   Bonus ($)   Other             Restricted   Securities    LTIP          All
And                                            Annual            Stock        Underlying    Pay-outs      Other
Principal                                      Compensation ($)  Award ($)    Options       ($)           Compensation ($)
Position                                                                      SARs (#)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Francis A.   1999     180,000        0           0                    0         0             0             0
Zubrow-ski   1998      60,000        0           0               18,000         0             0             0
CEO,         1997      48,000        0           0               18,000         0             0             0
President    1996           0        0           0                    0         0             0             0
---------------------------------------------------------------------------------------------------------------------------

(1) The information set forth relative to periods prior to the consummation of the merger of the Majestic Companies, Ltd., a Delaware corporation, into SKYTEX International in December, 1998, represent's sums paid to Mr. Zubrowski by The Majestic Companies, Ltd., a Delaware corporation and prior to March, 1998 by Majestic Motor Car Company.

FRANCIS A. ZUBROWSKI - EMPLOYMENT AGREEMENT

     On November 1st, 1998, the Company and its President and Chief Executive Officer, Francis A. Zubrowski, renewed and amended a five year employment agreement ("Employment Agreement") whereby the Company paid Mr. Zubrowski an annual salary of one hundred eighty thousand dollars ($180,000.00) for 1999 and 10% increases in Mr. Zubrowski's salary per year for years 2000, 2001, 2002, and 2003. Under the Employment Agreement the Company also granted Mr. Zubrowski nonstatutory stock options for two hundred fifty thousand (250,000) shares of the Company's common stock for each year of Mr. Zubrowski's employment. The exercise price for the stock option is ($0.25) twenty-five cents per share for year 1999, thirty five cents ($0.35) per share for year 2000, fifty cents per share ($0.50) for year 2001, seventy-five cents per share ($0.75) for year 2002, and one dollar per share ($1.00) for year 2003. The Employment Agreement also grants Mr. Zubrowski $1,000 a month as an automobile allowance, $500.00 per month medical insurance allowance, and a term life insurance policy in the face amount of one million dollars ($1,000,000.00).

            ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company executed a Promissory Note in October, 1998, whereby the Company agreed to pay the aggregate amount of Two Hundred Sixty Thousand Dollars ($260,000.000) to Mei Wah Company, Inc., a California corporation, by December 31, 1999 ("Promissory Note"). The terms, rights, title and interest to the Promissory Note were restructured and assigned to Francis A. Zubrowski's wife, Gail E. Bostwick, on April 8, 1999. The Company thereby received more favorable terms and conditions permitting payment over a period of seventy (70) months rather than maturing on December 31, 1999.

     In May, 1999 the Company obtained a $1,250,000 line of credit from a private lender for use in its modular operations in Modesto, California. The Company had drawn a total of $186,680 in proceeds from this facility as of September 30, 1999, but was unable to draw further sums under the line of credit due to the fact that the lending source ceased operations. Subsequent to these events, the Company's CEO, Francis Zubrowski, liquidated the balance payable on the line of credit in a private transaction with an exchange of restricted stock he owned. The Company thereupon agreed to repay to Mr. Zubrowski the amount of $186,680 that Mr. Zubrowski paid on the line of credit.

                       ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

    The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, of which, as of October 11, 1999, 26,834,070 shares were issued and outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Nevada's law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

     The Company's Common Stock is currently quoted on the OTC Bulletin Board under the symbol "MJXC". The Company's Common stock is thinly traded and any bid or sale prices reported on the OTCBB may not be a true market-based valuation of the Common Stock. As of October 11, 1999, there were approximately 650 record holders of the Company's Common Stock.

     On December 11, 1997 the Board of Governors of the National Association of Securities Dealers, Inc. ("NASD") approved a series of changes for the OTC Bulletin Board which affect the Company. The principal changes include: (i) a rule that only those companies that report their current financial information to the Securities and Exchange Commission, banking or insurance regulators will be included for quotation on the OTC Bulletin Board, (ii) that brokers must review current financial statements on a company they are recommending before they recommend a transaction in an OTC security, and (iii) that prior to the initial purchase of an OTC security, every investor must receive a standard disclosure statement prepared by the NASD emphasizing the differences between the OTC securities and other market-listed securities, such as those traded on the NASDAQ Stock Market, Inc. This Registration Statement is being filed on Form 10-SB with the Securities and Exchange Commission to register the Company's Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, which, if declared effective by the Securities and Exchange Commission, will require the Company to make current financial filings with the Securities and Exchange Commission, thus qualifying the Company under the proposed rule change. In the event the Company's proposed Registration Statement is not declared effective, the Company's securities would not remain eligible for quotation on the OTC Bulletin Board, which would materially and adversely affect the liquidity in the Company's Common Stock.

PRICE RANGE OF COMMON STOCK

     On June 25, 1998, the Company's Common Stock began trading on the OTC Bulletin Board under the symbol SKTX. It now trades on the OTC Bulletin Board under the symbol MJXC. Prior to such date, there had been no market for the Company's Common Stock; hereafter, there has been a limited trading market. While a limited public market currently exists, there can be no assurances that this market will be sustained or that if sustained, such market will operate in a stable manner. The following table sets forth for the periods indicated the high and low closing prices of the Company's Common Stock as reported on the OTC Bulletin Board. The following quotations are over-the-market quotations and, accordingly, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                 COMMON STOCK


-------------------------------------------------------------------------------------------------
                           1999                     1998                      1997
       QUARTER             TRADE                    TRADE                     TRADE
                      High       Low            High       Low           High        Low
-------------------------------------------------------------------------------------------------

1st Quarter            1.62       .38            -           -            -           -
-------------------------------------------------------------------------------------------------
2nd Quarter            1.03       .34            -           -            -           -
-------------------------------------------------------------------------------------------------
3rd Quarter             .56       .18           5.50        4.05          -           -
-------------------------------------------------------------------------------------------------
4th Quarter                                     4.05        1.00          -           -
-------------------------------------------------------------------------------------------------

NO DIVIDENDS ANTICIPATED TO BE PAID

     The Company has not paid any cash dividends on its Common Stock since its inception and does not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon future earnings of the Company, its financial requirements and other factors to be determined by the Company's Board of Directors, in its sole discretion. For the foreseeable future, it is anticipated that any earnings which may be generated from the Company's operations will be used to finance the growth of the Company, and that cash dividends will not be paid to Common Stockholders.

ITEM 2.  LEGAL PROCEEDINGS

     CITIBANK, FEDERAL SAVINGS BANK, a federal savings bank, by and through its service agent, CITIBANK, N.A., a national banking association v. MAJESTIC MODULAR BUILDINGS, LTD., CAL-AMERICAN BUILDING COMPANY, INC. et al. (Case No. 182714 in the Superior Court of the State of California for the County of Stanislaws). On October 19, 1998, Plaintiff commenced an action by filing a Complaint alleging that Majestic Modular Buildings, Ltd., leased raw materials from Cal-American Building Company, Inc. that was subject to a security interest owned by Plaintiff. The Complaint also alleges that Majestic Modular Buildings, Ltd.'s entering into a License Agreement and Real Property Lease with Cal-American Building Company, Inc., constituted fraudulent transfers or conveyances by Cal-American Building Company, Inc. to Majestic Modular Buildings, Ltd. Plaintiff seeks damages against Majestic Modular Buildings, Ltd., and the other defendants in the amount of $299,822 and seeks to set aside the transfers of any asset that occurred under the Equipment Lease Agreement, the License Agreement and the Real Estate Property Lease between Majestic Modular Buildings, Ltd. and Cal-American Building Company, Inc. The Company has answered Plaintiff's complaint and believes it has properly responded to Plaintiff's Discovery Demands to date. No trial date has yet been set. The Company believes it bears no liability to Plaintiff, intends to vigorously defend this lawsuit and is prepared to take the case to trial if Plaintiff does not agree to a reasonable nuisance value settlement amount.

     The business relation between Majestic Modular Buildings, Ltd., and, Cal-American Building Company, Inc., was a contractor/subcontractor relationship. Majestic entered into an agreement with Cal-American to perform subcontract work on an order belonging to Cal-American. Additionally, Majestic Modular Buildings made a one-time purchase of raw materials from Cal-American's inventory. Majestic Modular paid fair market value for these materials valued at approximately $68,000. These building materials consisted of items such as steel, electric wiring, insulation, etc. A licensing agreement mentioned in the complaint by Citibank consisted of an agreement between Majestic Modular Buildings, Ltd., and, Cal-American Building Company, Inc., in which Majestic was allowed the use of building specific plans called "P.C.'s" belonging to Cal-American for construction of the buildings called for in the subcontract.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has not had any changes in or disagreements with its accountants.

ITEM 4.  RECENT SALES IN UNREGISTERED SECURITIES

     In it's placements exempt from Securities Act registrations under Section 4(2), the Company (or its predecessors) relied upon representations from the purchasers that they were acquiring the shares for investment without any present intention to redistribute the shares, that the investors had sufficient experience and knowledge to protect their interests, either alone or with a representative, and that such purchasers had received all information requested by them, and acknowledgements from the investors that the shares were unregistered, "restricted" securities subject to Rule 144 under the Securities Act, with all certificates for such shares containing a legend to this effect restricting transfer.

     In its placement exempt from Securities Act registration under Section 3(b) the Company relied upon representations from the purchasers that the purchasers had sufficient knowledge and experience to protect their interests either alone or with a representative and had received all information they had requested from the Company.

     During the last three (3) years the Company, or certain of its predecessors, has sold unregistered securities in the following transactions:

              THE MAJESTIC COMPANIES, LTD., a Nevada corporation

     THE MAJESTIC COMPANIES, LTD.,(SECTION 4(2) PRIVATE PLACEMENT) - COMMON STOCK - On December 8, 1998, The Majestic Companies, Ltd., a NEVADA corporation, issued an aggregate of 2,500,000 shares of common stock in a transaction exempt under 4(2) of the Securities Act of 1933, as amended, at a basis cost of $.001 per share (par value at that time) to the 35 individuals who were security holders prior to the merger of the Delaware corporation, the Majestic Companies, Ltd., into SKYTEX International and the related change of the name of SKYTEX to the Majestic Companies, Ltd.

     THE MAJESTIC COMPANIES, LTD. (SECTION 4(2) PRIVATE PLACEMENT) - COMMON STOCK - Between March 18, 1999 and June 29, 1999 THE MAJESTIC COMPANIES, LTD., sold 725,000 common shares at a basis cost of between $0.40 and $0.50 to two (2) sophisticated investors, none of whom was an affiliate, pursuant to a private placement exempt under Section 4(2) of the Securities Act of 1933, as amended, for an aggregate consideration of $350,000.

     THE MAJESTIC COMPANIES, LTD. - 504 REGULATION D OFFERING - Between March 10, 1999 and August 30, 1999, THE MAJESTIC COMPANIES, LTD., sold 2,115,498 shares of common stock to a total of 64 United States individuals, none of whom was an affiliate, at a basis cost between $0.40 and $0.85 cents in a Rule

504 regulation D offering for an aggregate consideration of $978,275 exempt under Section 3(b) of the Securities Act of 1933, as amended.

             THE MAJESTIC COMPANIES, LTD., a Delaware corporation

     THE MAJESTIC COMPANIES, LTD. - PREFERRED CONVERTIBLE STOCK (SECTION 4(2) PRIVATE PLACEMENT) - Between July 3, 1998 and December 9, 1998. The pre-merger Delaware corporation, THE MAJESTIC COMPANIES, LTD., ("Delaware Company") sold 127 units of preferred convertible offering comprised of a class of preferred shares with detachable warrants to a total of 48 sophisticated investors, none of whom was an affiliate, pursuant to a private placement exempt under Section 4(2) of the Securities Act of 1933, as amended, at a price of $6,000 per unit raising a total of $762,000. Each unit was broken down to 5,000 preferred shares at a basis cost of $1.00 per share and 10,000 warrants (price at $0.10 each) to purchase the common stock in the future at a strike price of $1.50, $1.75 or $2.00 (depending on the exercise date). All unit holders elected to convert their preferred shares to common shares immediately upon acceptance of the investment by the Delaware Company. Each unit of 5,000 preferred shares converted to 7,500 shares of common resulting in a total of 952,000 shares of common stock issued for a total amount raised of $635,000 (approx. $0.67 per share basis) and the issuance of 1,270,000 (at $0.10 cents each) warrants raising an additional $127,000.

                       MAJESTIC MOTOR CAR COMPANY, LTD.

     MAJESTIC MOTOR CAR COMPANY, LTD. (SECTION 4(2)PRIVATE PLACEMENT) - SPECIAL WARRANTS SALE - $0.10 CENT WARRANTS Between April 16, 1997 and June 15, 1998, MAJESTIC MOTOR CAR COMPANY, LTD., sold 1,000,000 special warrants (each warrant good for the purchase of one share of common stock, no strike price) at a basis cost of $0.10 to 18 sophisticated investors, none of whom was an affiliate, pursuant to a private placement exempt under Section 4(2) of the Securities Act of 1933, as amended. A total of $100,000 was raised.

     MAJESTIC MOTOR CAR COMPANY, LTD. (SECTION 4(2) PRIVATE PLACEMENT) - SPECIAL WARRANTS SALE - $0.25 CENT WARRANTS - Between September 16, 1997 and April 7, 1998, MAJESTIC MOTOR CAR COMPANY, LTD. sold 1,013,322 special warrants (each warrant good for the purchase of one share of common stock, no strike price) at a basis cost of $0.25 to 51 sophisticated investors, none of whom was an affiliate, pursuant to a private placement exempt under Section 4(2) of the Securities Act of 1933, as amended. A total of $253,333 was raised.

     MAJESTIC MOTOR CAR COMPANY, LTD. (SECTION 4(2) PRIVATE PLACEMENT) - SPECIAL WARRANTS SALE - $0.35 CENT WARRANTS - Between January 2, 1998 and June 2, 1998, MAJESTIC MOTOR CAR COMPANY, LTD., sold 1,200,000 special warrants (each warrant good for the purchase of one share of common stock, no strike price) at a basis cost of $0.35 to 32 sophisticated investors, none of whom was an affiliate, pursuant to a private placement exempt under Section 4(2) of the Securities Act of 1933, as amended. A total of $420,000 was raised.

     MAJESTIC MOTOR CAR COMPANY, LTD. (SECTION 4(2) PRIVATE PLACEMENT) - SPECIAL WARRANTS SALE - $0.50 CENT WARRANTS - Between May 1, 1998 and June 29, 1998, MAJESTIC MOTOR CAR COMPANY, LTD. sold 400,000 special warrants (each warrant good for the purchase of one share of common stock, no strike price) at a basis cost of $0.50 to 18 sophisticated investors, none of whom was an affiliate, pursuant to a private placement exempt under Section 4(2) of the Securities Act of 1933, as amended. A total of $200,000 was raised.

                            MAJESTIC MINERALS, LTD.

     MAJESTIC MINERALS, LTD. (SECTION 4(2) PRIVATE PLACEMENT) COMMON STOCK - On September 11, 1995, MAJESTIC MINERALS, LTD. sold 150,328 shares of common stock at a basis cost of $0.06 cents to five (5) sophisticated investors, none of whom was an affiliate, pursuant to a private placement exempt under Section 4(2) of the Securities Act of 1933, as amended. A total of $28,000 (US) was raised.



               ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by the laws of the State of Nevada. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" in Exhibit 3.4).

                                   PART III

              ITEMS 1 AND 2 INDEX TO AND DESCRIPTION OF EXHIBITS

EXHIBIT                          DESCRIPTION

2.1-     Articles of Incorporation of The Majestic Companies, Ltd., as amended.

2.2-     By-Laws of The Majestic Companies, Ltd., as amended.

3.1-     Specimen of Common Stock Certificate.

6.1- Office Lease dated December 31, 1997, between Mission Valley Business Center LLC and The Majestic Companies, Ltd.

6.2- Real Property Lease dated May 1, 1998, between Berberian Farms Corporation and Majestic Modular Buildings, Ltd.

6.3- Equipment Lease dated August 10, 1999, between Saddleback Financial Corporation and Majestic Modular Buildings, Ltd.

6.4- Lease/Purchase Agreement dated August 31, 1999, between A-Z BusSales, Inc., and The Majestic Companies, Ltd.

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

6.5- Employment Agreement dated November 1, 1998, between Francis A. Zubrowski and The Majestic Companies, Ltd.

6.6- Assignment by Mei Wah Company, Inc. Note of $260,000 to Gail E. Bostwick dated April 8, 1999.

6.7- Security Agreement dated May 21, 1999, between Gail E. Bostwick and The Majestic Companies, Ltd.

6.8- License Agreement dated April 22, 1998, between Cal-American Building Company, Inc., Steven D. Rosenthal and Majestic Modular Buildings, Ltd.

6.9- Promissory Note dated August 27, 1999, payable to Margaret C. Hubard by The Majestic Companies, Ltd. and Majestic Transportation Products, Ltd. in the Aggregate Amount of $100,000.00.

6.11- Agreement for a Funding Source dated May 21, 1999, between Rick Griffey and Majestic Modular Buildings, Ltd.

6.12- Patent License Agreement dated February 20, 1998, between Adrian P. Corbett and Majestic Motor Car Company, Ltd.

6.13- Promissory Note payable in the aggregate amount of $260,000.00 from Skytex International, Inc. to Mei Wah Company, Inc.

6.14- Consulting Agreement dated May 28, 1999, between The Majestic Companies, Ltd., a Delaware corporation and Venture Consultants, LLC, terminating May 28, 2000.

6.15- Investment Banking Services Agreement date September 29, 1999 between NC Capital Markets, Inc. and The Majestic Companies, Ltd.

6.16- Warrants to purchase 100,000 shares of The Majestic Companies, Ltd., owned by Margaret C. Hubard expiring August 27, 2001 and executed on August 27, 1999.

6.17- Security Agreement dated August 26, 1999 between The Majestic Companies, Ltd. and Majestic Transportation Products, Ltd. and Margaret
         C. Hubard.

6.18- Disbursement Agreement dated August 26, 1999 between The Majestic Companies, Ltd., Majestic Transportation Products, Ltd. and Margaret C. Hubard in the aggregate amount of $100,000.00.

6.19- Promissory Note between Francis A. Zubrowski and The Majestic Companies, dated October 20, 1999.


8.1- Agreement and Plan of Merger dated October 8, 1998, between Skytex International, Inc., and The Majestic Companies, Ltd.

8.2-     First Amendment to Agreement and Plan of Merger dated December 10,
         1998.

8.3- State of Delaware Certificate of Merger of Domestic Corporation and Foreign Corporation dated December 16, 1998.

8.4- Articles of Merger of Domestic and Foreign Corporations into Skytex International, Inc., dated November 3, 1998.

27       Financial Data Schedule.

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

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

            THE MAJESTIC COMPANIES, LTD.


            By:/s/Francis A. Zubrowski                      February 4, 2000
               -----------------------------------------    ----------------
               Francis A. Zubrowski, Chairman and C.E.O.    DATE

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